

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

May 27, 2008

<u>via U.S. mail and facsimile</u>

Mr. Frank J.M. ten Brink
Executive Vice President and Chief Financial Officer
Stericycle, Inc.
28161 North Keith Drive
Lake Forest, IL 60045

> **RE: Stericycle, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 000-21229**

Dear Mr. Ten Brink:

We have completed our review of your filing and have no further comments at this time.

If you have any further questions regarding our review of legal or disclosure matters in your filings, please direct them to Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, Jennifer Hardy, Legal Branch Chief, at (202) 551-3767. Please contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, Al Pavot, Staff Accountant, at (202) 551-3738, or to the undersigned at (202) 551-3355 if you have questions regarding our review of the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief